UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2015

Commission File Number: 001-35224

Xunlei Limited

4/F, Hans Innovation Mansion, North Ring Road

No. 9018 High-Tech Park, Nanshan District

Shenzhen, 518057

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Xunlei Limited

By:	/s/ Tao Thomas Wu
Name:	Tao Thomas Wu
Title:	Chief Financial Officer

Date: August 13, 2015

Exhibit Index

Exhibit 99.1—Press Release

Exhibit 99.1

Xunlei Announces Unaudited Financial Results for the Second Quarter Ended June 30, 2015

SHENZHEN, China, August 12 , 2015 (GLOBE NEWSWIRE) — Xunlei Limited (“Xunlei” or the “Company”) (Nasdaq:XNET), China’s leading provider of acceleration products and services, today announced its unaudited financial results for the second quarter ended June 30, 2015.

Second Quarter 2015 Financial Summary (results presented herein exclude Xunlei Kankan, discontinued operations, unless specified otherwise1)

•	Total revenues were US$31.2 million, a 3.2% increase from the previous quarter, and a 6.3% decrease from the corresponding period of last year.

•	Subscription revenues were US$21.0 million, a 0.8% decrease from the previous quarter and a 16.9% decrease from the corresponding period of last year.

•	Operating loss was US$3.2 million, compared with operating loss of US$1.4 million in the previous quarter and operating income of US$1.5 million in the corresponding period of last year.

•	Non-GAAP operating loss[2] was US$0.8 million, compared with an income of US$0.8 million in the previous quarter and US$3.6 million in the corresponding period of last year.

•	Net income from continuing operations was US$3.1 million, compared with US$2.4 million in the previous quarter and US$12.0 million in the corresponding period of last year.

•	Non-GAAP net income from continuing operations[2] was US$5.5 million, compared with US$4.6 million in the previous quarter and US$6.2 million in the corresponding period of last year.

Mr. Sean Zou, Chairman and Chief Executive Officer of Xunlei, commented on the results. “Our second quarter revenue exceeded the high end of our previously issued guidance range. We continue to focus on executing our key strategies of migrating to mobile internet and continued innovation partly through Project Crystal. I am also pleased to note that our subscription business appeared to show signs of stabilization.”

Second Quarter 2015 Results (results presented herein exclude Xunlei Kankan, discontinued operations, unless specified otherwise)

Total Revenues

Total revenues were US$31.2 million, up 3.2% sequentially and down 6.3% year-over-year. Subscription revenues decreased by 0.8% sequentially and by 16.9% year-over-year, while revenues generated by other internet value-added services were up 14.3% sequentially and 39.4% year-over-year.

Subscription: Revenues from subscriptions were US$21.0 million, down 0.8% sequentially and 16.9% year-over-year. The decrease in revenues sequentially is partly attributable to the decline in average revenue per subscriber, which decreased from US$4.34 in the first quarter of 2015 to US$4.16 in the second quarter of 2015, partly offset by the increase in the number of subscribers from 4.88 million as of March 31 2015 to 5.06 million as of June 30 2015.

Other internet value-added services: Revenues from other internet value-added services were US$9.2 million, up 14.3% sequentially and 39.4% year-over-year. Both sequential and year-over-year increases were primarily driven by improved game revenues.

[1]	In July 2015, the Company completed and announced the divesture of its entire stake in Xunlei KanKan, its online video streaming business. See “Closing of Divestment of Xunlei Kankan.” According to applicable accounting standards, assets and liabilities related to Xunlei Kankan, including comparatives, are reclassified as assets/liabilities held for sale, while results of operations related to Xunlei Kankan, including comparatives, are reported as loss from discontinued operations. Figures presented in this release are related to continuing operations only, and exclude results from Xunlei Kankan unless indicated otherwise.
[2]	Non-GAAP financial measures in this release exclude share-based compensation expenses and gain/loss on fair value change of warrants liabilities. See “About Non-GAAP Financial Measures” at the end of this release.

Cost of Revenues

Cost of revenues was US$14.3 million, up 18.5% sequentially. The increase was primarily a result of rising bandwidth costs.

Bandwidth costs: Bandwidth costs were US$9.3 million, up 25.2% sequentially. This is mainly due to increasing bandwidth usage as well as the growth in our subscriber base.

Gross Profit and Gross Margin

Gross profit for the quarter was US$16.8 million, down 7.1% sequentially. Gross margin was 53.8%, down from 59.7% in the previous quarter. The decline in gross margin was partly due to the growth of bandwidth costs outpacing that of revenue.

Operating Expenses

Total operating expenses for the quarter were US$19.9 million, up 2.4% sequentially. The increase was primarily attributable to an increase in general and administrative expenses, which was up by 9.6% sequentially.

Research and development expenses

Research and development expenses for the quarter were US$9.6 million, accounting for 30.9% of total revenues, compared with 31.2% in the previous period.

Sales and marketing expenses

Sales and marketing expenses for the quarter were US$2.5 million, accounting for 7.9% of total revenues, compared with 9.6% in the previous period.

General and administrative expenses

General and administrative expenses for the quarter were US$7.8 million, accounting for 25.1% of total revenues, compared with 23.7% in the previous period. The increase is attributable to increases in share-based compensation and other costs.

Operating Loss

Operating loss in the second quarter of 2015 was US$3.2 million, compared with an operating loss of US$1.4 million in the previous period.

Loss from discontinued operations, net of tax

Loss from discontinued operations, net of tax, which represents loss from Xunlei Kankan, in the second quarter of 2015 was US$4.3 million, compared with a loss of US$7.0 million in the previous period.

Net Income and EPS

Net income from continuing operations was US$3.1 million in the second quarter of 2015, compared with US$2.4 million in the previous period. Non-GAAP net income from continuing operations was US$5.5 million in the second quarter of 2015, compared with US$4.6 million in the previous period.

Diluted income per ADS from continuing operations in the second quarter of 2015 was US$0.0496. Non-GAAP diluted income from continuing operations per ADS in the second quarter of 2015 was US$0.0849.

Cash Balance

As of June 30, 2015, the Company had cash, cash equivalents and short-term investments of US$444.6 million, compared with US$433.7 million as of December 31, 2014.

Closing of Divestment of Xunlei Kankan

As previously announced, the Company completed the divesture of the Company’s entire stake in its online video streaming platform, Xunlei Kankan, in early July 2015 to Beijing Nesound International Media Corp., Ltd., an independent third party. The total sales price was RMB130 million (approximately US$21.2 million). The Company received a deposit of RMB26 million in April 2015 and the second payment of RMB78 million in July 2015. The remaining RMB26 million will be paid to the Company one year after the closing date.

Outlook

The Company remains confident that its mobile strategy will yield positive future results, and looks to deepen its business cooperation with Xiaomi, which the Company expects to serve as a key driver for its continued transition to mobile internet. In the near term, the Company’s PC-based download acceleration subscriptions remain subject to influence by the continuing government scrutiny of internet content in China, and as a result, the Company may experience a negative impact on its subscription revenues. The Company is continuing its efforts to comply with the government’s internet content campaign. In addition, the Company has permitted temporary suspension of services provided to about 426,000 existing subscribers as of the end of the second quarter of 2015.

In August 2015, the Company intends to divest its client games business, which accounted for 4.2% of Xunlei’s total revenues in the second quarter of 2015. The divestiture remains subject to the negotiation and signing of a definitive agreement.

Guidance for Third Quarter 2015

For the third quarter of 2015, Xunlei estimates total revenues from continuing operations to be between US$29 million to US$33 million, the midpoint of the range representing little change quarter-over-quarter and a year over year decrease of 9.0%, respectively. This estimate represents management’s preliminary view as of the date of this release, which is subject to change and change could be material.

Conference Call Details

Xunlei’s management will host a conference call at 8:00 a.m. US Eastern Time (8:00 p.m. Beijing/Hong Kong Time) on August 13, 2015, to discuss the Company’s quarterly results and recent business activities.

To participate in the conference call, please dial the following number five to ten minutes prior to the scheduled conference call time:

China:	400-120-0654

Hong Kong:	800-906-606

United States:	+1-855-500-8701

International:	+65 6713-5440

Passcode:	98950217

The Company will also broadcast a live audio webcast of the conference call. The webcast will be available at http://ir.xunlei.com.

Following the earnings conference call, an archive of the call will be available by dialing:

China:	400-602-2065

Hong Kong:	800-963-117

United States:	+1-855-452-5696

International:	+61-2-9003-4211

Replay Passcode:	98950217

Replay End Date:	August 20, 2015

About Xunlei

Xunlei Limited (“Xunlei”) is the No. 1 acceleration product provider in China as measured by market share in June 2015, according to iResearch. Xunlei operates a powerful internet platform in China based on cloud computing to provide users with quick and easy access to digital media content through its core products and services, Xunlei Accelerator and the cloud acceleration subscription services. Xunlei is increasingly extending into mobile devices in part through potentially pre-installed acceleration products in mobile phones. Benefitting from the large user base accumulated by Xunlei Accelerator, Xunlei has further developed various value-added services to meet a fuller spectrum of its users’ digital media content access and consumption needs.

CONTACT: IR Contact:

Xunlei Limited

Email: ir@xunlei.com

Tel: +86 755 33912907

Website: hppt://ir.xunlei.com

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the management’s quotations, the “Outlook” and “Guidance” sections in this press release, as well as the Company’s strategic, operational and acquisition plans, contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Forward-looking statements involve inherent risks and uncertainties, including but not limited to: the Company’s ability to continue to innovate and provide attractive products and services to retain and grow its user base; the Company’s ability to keep up with technological developments and users’ changing demands in the Internet industry; the Company’s ability to convert its users into subscribers of its premium services; the Company’s ability to deal with existing and potential copyright infringement claims and other related claims; and the Company’s ability to compete effectively. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by the Company is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of the press release, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

About Non-GAAP Financial Measures

To supplement Xunlei’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Xunlei uses the following measures defined as non-GAAP financial measures by the United States Securities and Exchange Commission: (1) non-GAAP operating income/(loss), (2) non-GAAP net income/(loss) from continuing operations, (3) non-GAAP net income/(loss) attributable to common shareholders from continuing operations, (4) non-GAAP basic and diluted earnings per share for common shares attributable to continuing operations, and (5) non-GAAP basic and diluted earnings per ADS attributable to continuing operations. The presentation of the non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

Xunlei believes that these non-GAAP financial measures provide meaningful supplemental information to investors regarding the Company’s operating performance by excluding share-based compensation expenses, gain/loss on fair value change of warrants liabilities, acceleration of amortization of the beneficial conversion feature of Series E preferred shares upon IPO and deemed dividend to preferred shareholders upon IPO which (1) may not be indicative of Xunlei’s recurring core business operating results or (2) are not expected to result in future cash payments. These non-GAAP financial measures also facilitate management’s internal comparisons to Xunlei’s historical performance and assist the Company’s financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude share-based compensation charge that has been and will continue to be for the foreseeable future a significant recurring expense in Xunlei’s results of operations. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying reconciliation tables at the end of this release include details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

XUNLEI LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	June 30, 2015	December 31, 2014
	US$	US$

Assets
Current assets:
Cash and cash equivalents	387,921	404,275
Short-term investments	56,710	29,426
Accounts receivable, net	4,611	5,180
Inventories	508	77
Deferred tax assets	5,773	2,091
Due from related parties	99	22
Prepayments and other current assets	10,326	13,813
Held-for-sale assets	39,320	47,045

Total current assets	505,268	501,929

Non-current assets:
Long-term investments	12,146	5,498
Deferred tax assets	6,560	10,863
Property and equipment, net	15,567	16,408
Intangible assets, net	14,848	15,100
Goodwill	23,257	23,237
Prepayment for content copyrights	499	1,532
Other long-term prepayments and receivables	6,584	5,795

Total assets	584,729	580,362

Liabilities
Current liabilities:
Accounts payable	29,091	14,937
Due to a related party	39	84
Deferred revenue and income, current portion	26,858	27,745
Income tax payable	2,403	2,554
Accrued liabilities and other payables	29,818	30,793
Held-for-sale liabilities	18,366	26,438

Total current liabilities	106,575	102,551

Non-current liabilities:
Deferred revenue and income, non-current portion	6,843	7,294
Deferred tax liability, non-current portion	7,362	8,552
Due to related parties, non-current portion	4,187	4,137
Other long-term payable	877	807

Total liabilities	125,844	123,341

Commitments and contingencies
Equity
Common shares (USD0.00025 par value, 1,000,000,000 shares authorized, 357,886,089 shares issued and 327,611,487 shares outstanding as at December 31, 2014; 368,877,209 shares issued and 337,256,568 shares outstanding as at June 30, 2015)[3]	84	82
Additional paid-in-capital	453,766	446,202
Accumulated other comprehensive income	6,018	5,894
Statutory reserves	5,132	5,132
Treasury shares	8	7
Retained earnings/ (Accumulated deficits)	(4,734)	574

Total Xunlei Limited’s shareholders’ equity	460,274	457,891
Non-controlling interests	(1,389)	(870)

Total liabilities and shareholders’ equity	584,729	580,362

[3]	This includes 436,015 common shares repurchased in first quarter 2015 and 5,000 common shares repurchased in second quarter 2015, and currently held by the Company which have not been cancelled; taking into account repurchased but not cancelled shares, the number of issued shares as at March 31, 2015 was 368,877,209, versus 368,441,194 as previously indicated.

XUNLEI LIMITED

Unaudited Condensed Consolidated Statements of Income

(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	Three months ended
	June 30, 2015	June 30, 2014	March 31, 2015
	US$	US$	US$

Revenues, net of rebates and discounts	31,171	33,273	30,200
Business taxes and surcharges	(80)	(652)	(55)

Net revenues	31,091	32,621	30,145
Cost of revenues	(14,336)	(14,479)	(12,101)

Gross profit	16,755	18,142	18,044
Operating expenses
Research and development expenses	(9,631)	(7,191)	(9,427)
Sales and marketing expenses	(2,475)	(2,785)	(2,897)
General and administrative expenses	(7,838)	(6,653)	(7,154)

Total operating expenses	(19,944)	(16,629)	(19,478)

Operating (loss)/income	(3,189)	1,513	(1,434)

Interest income	1,597	1,702	1,987
Interest expense	(60)	(44)	(60)
Other income, net	3,910	9,842	1,456
Share of loss from equity investees	(116)	(88)	(25)

Income from continuing operations before income taxes	2,142	12,925	1,924
Income tax benefit / (expense)	954	(901)	471

Income from continuing operations, net of tax	3,096	12,024	2,395

Discontinued operations
Loss from discontinued operations before income taxes	(2,677)	(3,797)	(7,740)
Income tax benefit/ (expense)	(1,672)	788	774

Loss from discontinued operations, net of tax	(4,349)	(3,009)	(6,966)

Net (loss)/income	(1,253)	9,015	(4,571)
Less: net loss attributable to non-controlling interest	(238)	(243)	(278)

Net (loss)/income attributable to Xunlei	(1,015)	9,258	(4,293)

Accretion of Series D to convertible redeemable preferred shares redemption value	—	(717)	—
Accretion of Series E to convertible redeemable preferred shares redemption value	—	(10,229)	—
Amortization of beneficial conversion feature of Series E	—	(3,206)	—
Acceleration of amortization of beneficial conversion feature of Series E upon IPO	—	(49,346)	—
Deemed dividend to certain shareholders from upon IPO	—	(14,926)	—
Deemed dividend to preferred shareholders upon IPO		(32,807)

Net loss attributable to common shareholders	(1,015)	(101,973)	(4,293)

Earnings/(loss) per share for common shares, basic
Continuing operations	0.0099	(1.5810)	0.0080
Discontinued operations	(0.0129)	(0.0481)	(0.0209)

Total earnings/(loss) per share for common shares, basic	(0.0030)	(1.6290)	(0.0129)

Earnings/(loss) per share for common shares, diluted
Continuing operations	0.0099	(1.5810)	0.0080
Discontinued operations	(0.0129)	(0.0481)	(0.0209)

Total loss per share for common shares, diluted	(0.0030)	(1.6290)	(0.0129)

Earnings/(loss) per ADS, basic
Continuing operations	0.0497	(7.9049)	0.0401
Discontinued operations	(0.0647)	(0.2403)	(0.1046)

Total earnings/(loss) per ADS, basic	(0.0151)	(8.1452)	0.0645

Earnings/(loss) per ADS, diluted
Continuing operations	0.0496	(7.9049)	0.0401
Discontinued operations	(0.0647)	(0.2403)	(0.1046)

Total earnings/(loss) per ADS, diluted	(0.0151)	(8.1452)	0.0645

Weighted average number of common shares used in calculating continuing operations:
Basic	335,835,501	62,597,040	332,947,020
Diluted	335,835,501	62,597,040	332,947,020
Weighted average number of ADSs used in calculating continuing operations:
Basic	61,167,100	12,519,408	66,589,404
Diluted	61,167,100	12,519,408	66,589,404

XUNLEI LIMITED

Reconciliation of GAAP and Non-GAAP Results (Excluding discontinued operations) 4

(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	Three months ended
	June 30, 2015	June 30, 2014	March 31, 2015
	US$	US$	US$
GAAP operating (loss)/income	(3,189)	1,513	(1,434)
Share-based compensation expenses	2,365	2,053	2,239
Non-GAAP operating income	(824)	3,566	805

GAAP net income from continuing operations	3,096	12,024	2,395
Share-based compensation expenses	2,365	2,053	2,239
Gain on fair value changes of warrants liabilities	—	(7,867)	—
Non-GAAP net income from continuing operations	5,461	6,210	4,634

GAAP net income/(loss) attributable to common shareholders from continuing operations	3,334	(98,964)	2,673
Share-based compensation expenses	2,365	2,053	2,239
Gain on fair value changes of warrants liabilities	—	(7,867)	—
Acceleration of amortization of beneficial conversion feature of Series E upon IPO	—	49,346	—
Deemed dividend to preferred shareholders upon IPO	—	32,807	—
Non-GAAP net income/(loss) attributable to common shareholders from continuing operations	5,699	(22,625)	4,912

GAAP earnings/(loss) per share for common shares attributable to continuing operations:
Basic	0.0099	(1.5810)	0.0080
Diluted	0.0099	(1.5810)	0.0080

GAAP earnings/(loss) per ADS attributable to continuing operations:
Basic	0.0497	(7.9049)	0.0401
Diluted	0.0496	(7.9049)	0.0401

Non-GAAP earnings per share for common shares attributable to continuing operations:
Basic	0.0170	(0.3614)	0.0148
Diluted	0.0170	(0.3614)	0.0148

Non-GAAP earnings per ADS attributable to continuing operations:
Basic	0.0849	(1.8072)	0.0738
Diluted	0.0849	(1.8072)	0.0738

Weighted average number of common shares used in calculating:
Basic	335,835,501	62,597,040	332,947,020
Diluted	335,835,501	62,597,040	332,947,020

Weighted average number of ADSs used in calculating:
Basic	67,167,100	12,519,408	66,589,404
Diluted	67,167,100	12,519,408	66,589,404

[4]	Non-GAAP reconciliation excludes the operations classified as discontinued operations. The comparative figures have been recalculated to exclude discontinued operations.